EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 28, 2002, December 29, 2001, December 30, 2000,

December 25, 1999 and December 26, 1998

(in millions except ratio amounts)

	2002	2001	2000	1999	1998
Earnings:

Income before income taxes	$4,868	$4,029	$3,761	$4,275	$2,660

Unconsolidated affiliates interests, net	(235)	(106)	(90)	(69)	28

Amortization of capitalized interest	8	10	9	10	8

Interest expense	178	219	272	421	461

Interest portion of net rent expense (b)	64	55	57	46	60

Earnings available for fixed charges	$4,883	$4,207	$4,009	$4,683	$3,217

Fixed Charges:

Interest expense	$178	$219	$272	$421	$461

Capitalized interest	3	3	7	10	12

Interest portion of net rent expense (b)	64	55	57	46	60

Total fixed charges	$245	$277	$336	$477	$533

Ratio of Earnings to Fixed Charges (c)	19.92	15.21	11.91	9.82	6.03

As a result of the adoption of SFAS 142 and the consolidation of SVE in 2002, the bottling deconsolidation in 1999 and the Tropicana acquisition late in 1998 and items identified in (c) below, the ratios provided are not comparable.

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.
(c)	Includes the impact of merger-related costs of $224 million in 2002 and $356 million in 2001, other asset impairment and restructuring charges of $31 million in 2001, $184 million in 2000, $73 million in 1999 and $482 million in 1998 and the impact of the 1999 gain on the bottling transactions of $1 billion. Excluding these items, the ratio of earnings to fixed charges would have been 20.84 in 2002, 16.60 in 2001, 12.46 in 2000, 7.87 in 1999 and 6.93 in 1998.